FIRST AMENDED AND RESTATED

FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

FIRST AMENDED AND RESTATED FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT, effective as of May 1, 2022 by and between Democracy Investment Management, LLC (the “Adviser”) and The Advisors’ Inner Circle Fund III (the “Trust”) (the “Agreement”), on behalf of the Democracy International Fund, a series of the Trust (the “Fund”).

WHEREAS, the Trust is a Delaware statutory Trust organized under an Agreement and Declaration of Trust, dated December 4, 2013 (the “Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Funds are each a series of the Trust;

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated March 29, 2021 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Funds for compensation based on the value of the average daily net assets of the Fund;

WHEREAS, the Adviser intends to invest a portion of the Fund’s assets in shares of other investment companies (“Acquired Funds”);

WHEREAS, in connection with such investments, the Fund may incur “acquired fund fees and expenses” (as defined in Form N-1A) (“AFFE”);

WHEREAS, the Adviser has determined it is appropriate and in the best interests of the Fund and its shareholders for the Adviser to waive its investment advisory fee and reimburse Fund expenses in the manner provided in this Agreement;

WHEREAS, in furtherance of the above, the Adviser and the Trust entered into that certain Fee Waiver and Expense Reimbursement Agreement dated March 30, 2021 (the “Original Agreement”);

WHEREAS, the Original Agreement terminates on April 30, 2022; and

WHEREAS, the parties hereto wish to amend and restate the Original Agreement to provide for a continuation of the Original Agreement until April 30, 2023.

NOW THEREFORE, the parties hereto agree as follows:

1.       Fee Waiver and Expense Reimbursement.

1.1.       Applicable Waiver/Reimbursement Amount. The Adviser agrees to waive all or any portion of its investment advisory fee and/or reimburse Fund expenses in an amount equal to the Fund’s AFFE (the “Waiver”).

1.2.       Information to be Provided by the Adviser. The Adviser will provide the Trust with information regarding the Fund’s AFFE necessary for the Trust’s service providers to reflect the Waiver in the Fund’s net asset value (“NAV”) consistent with the requirements of the Investment Company Act of 1940, as amended. Such information includes, but is not limited to, trade information, new AFFE values, any information regarding the methodology used to calculate the AFFE, the current expense ratios of the Acquired Funds, and any other information requested by the Trust. The Adviser will provide such information in sufficient time for the Trust’s service providers to reflect the Waiver in the Fund’s NAV consistent with the 1940 Act.

2.       Term and Termination of Agreement.

This Agreement shall continue in effect until April 30, 2023. Thereafter, the parties may agree to renew the Agreement for one or more additional one-year periods.

This Agreement may be terminated, without payment of any penalty, with respect to the Fund:

(i)       by the Trust, for any reason and at any time;

(ii)       by the Adviser, for any reason, upon ninety (90) days’ (or such shorter period as agreed to by the Trust) prior written notice to the Trust at its principal place of business, such termination to be effective as of the close of business on the Initial Term End Date or as of the close of business on the last day of the then-current one-year period; or at such earlier time provided that such termination is approved by majority vote of the Trustees, including a majority of those Trustees who are not “interested persons” (as such term is defined in the 1940 Act) of the Trust (“Independent Trustees”) voting separately; and

(iii)       automatically upon the termination of the Advisory Agreement.

3.       Miscellaneous.

3.1.       Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2.       Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

3.3.       Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

3.4.       Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

3.5.       Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware without giving effect to the conflicts of law principles thereof, and the parties consent to the jurisdiction of courts, both state or federal, in Delaware, with respect to any dispute under this Agreement.

3.6.       Amendment. This Agreement may not be amended except pursuant to a writing signed by the parties hereto and in accordance with the 1940 Act, when applicable.

3.7.       Assignment. The Adviser may not assign its right or obligations under this Agreement except with prior approval by majority vote of the Trustees, including a majority of Independent Trustees voting separately.

3.8.       Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

3.9.       Entire Agreement. This Agreement, including any schedules hereto (each of which is incorporated herein and made a part hereof by these references), represents the entire agreement and understanding of the parties hereto, and shall supersede any prior agreements.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

THE ADVISORS INNER CIRCLE FUND III,
on behalf of the Democracy International Fund

/s/ Michael Beattie
Name: Michael Beattie
Title: President

DEMOCRACY INVESTMENT MANAGEMENT, LLC

/s/ Julie Cane
Name: Julie Cane
Title: CEO

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First Amended and Restated Fee Waiver and Expense Reimbursement Agreement